Exhibit 99.1

For immediate release
Sify reports revenues of $154.24 million for
fiscal year 2010-11
EBITDA for the year at US$ 6.10 million; an increase of 108%
over the previous financial year
Chennai, Tuesday, May 3, 2011: Sify Technologies Limited (NASDAQ Global Markets: SIFY), a leader in Enterprise Network and IT Services in India with global delivery capabilities and a pioneer in consumer internet services, announced today its consolidated unaudited results under International Financial Reporting Standards (IFRS) for the fourth quarter of fiscal year 2010-11 and Annual year ending March 31, 2011.
Performance Highlights FY 10-11:
•	Sify reported revenues of US $154.24 million for the year ended March 31, 2011, about 2.6% higher than the previous year’s revenues of US $150.28 million.

•	Growth was driven by revenues from Enterprise services which grew 6.31% over the previous year and the International services revenues, which were higher by 29.9%.

•	The consumer business model is being gradually transformed into a scalable model. The realignment of the business has resulted in revenues dropping by 37.7%

•	EBITDA for the year increased to US $6.10 million, as compared to US $2.93 million in the previous year.

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Net loss before tax for the year was US $10.47 million, as against a net loss of US $13.23 million in the previous year, on a comparable basis excluding extraordinary income amounting to US $12 million.

•	EBITDA for the quarter was US $2.31 million, up from US $0.84 million for the same Quarter in the previous year.

•	Sify incurred a Net Loss of US $1.23 million in the Quarter ended March 2011 compared to a Net Loss of US $3.16 million for the Quarter ended March 2010.

•	Capex during the year was US $8.85 million. Cash balance at the end of the year was US $6.41 million and undrawn line of credit of US $3.47 million
Mr. Raju Vegesna, Board Chairman and CEO & MD, said, “We are pleased to present our annual financial performance for FY2010-11, anchored by satisfactory growth in the Enterprise and International Segments. When we changed course about four years back, directing our energies towards building a strong Enterprise business in the form of Networks and Data centers, and reducing our dependence on consumer markets, we re-cast the company into an Enterprise player and a scalable consumer player. At the same time, our ICT focus has helped to differentiate the Company from the commoditization trend in the Data Telecom markets. Our significant investment in NOIDA Data Center project as also our investments in EIG undersea cable and the landing-station for GBI undersea cable at Mumbai are all at an advanced stage of completion and will be on commercial mode in FY 2011-2012
Our efforts have enabled us to become a focussed player in managed services, with a strong delivery team and a suite of services that we wish to transpose on the global stage; the expertise and the best practises we have developed over the years in India will now be the base to grow our Global practice. Having consolidated the Enterprise Business, we have now put in a strategy to scale up our consumer business, enlarging the segment to include SMBs and SOHOs. Leveraging our Enterprise investments in providing Cloud computing infrastructure, we will deliver our consumer offerings through a retail cloud, serving SOHOs, SMBs and consumers, making the services more cost-effective and scalable. Our effort is to make the Consumer business self sustaining and profitable.
I am also happy to announce that our portal business sify.com, through small innovative initiatives has done exceedingly well to improve its ratings and win several marquee customers. Meanwhile the business has returned operating profits for the first time. This is indeed a proud moment for us.

On the whole, our improved bottom line showing is the result of strong and disciplined business management and effective cost control.
I am glad to share that the Government of India has reiterated its commitment to increase the broadband penetration in the country, issuing a policy which will enable the creation of Broadband networks costing up to $ 13.2 Billion to facilitate high speed data services and e-governance across the country through the creation of a national broadband network, targeted to reach 160 million broadband connections in India by 2014.
One of the most encouraging aspects of the policy is the proposal to classify the proposed fibre-optic network as a national resource, and make it available with equal terms offered to all operators wishing to provide broadband services. This can create a more level playing field for Sify with the other telecom players, and allow us to further leverage our investments to deliver value-added services to customers across India. With our infrastructure comprising network spread over 650 cities, 4 level 3 data centers in Mumbai (2), Chennai and Bangalore, and several Level 2 data centers in smaller cities, the home-grown applications delivered on the cloud model and our international bandwidth capacity, Sify is ideally positioned to lead the growth of IT services in India.
At the same time, we have reoriented our business units to become more market-facing and agile, so we can better take advantage of these emerging growth opportunities in India. Sify’s new organisational design comprises 3 strong business units: Sify Enterprise Services, offering network and IT Services to domestic and international customers, Sify Commercial and Consumer Services, which is focused on the unique needs of the large consumer and SMB/SOHO segment, and Sify Software Services, offering cloud-based Applications and e-learning services. The Company will operate in a Group structure with each SBU expected to be profitable on an independent basis and contribute unique value to the Company.”
Mr. MP Vijay Kumar, Chief Financial Officer, said, “We have over the last few quarters focused substantially on effective cost management, working capital management and reduction in cost of our borrowings. We are happy to record that for five straight quarters we have managed to contain our operating expenses within our operating cash flows by generating surpluses quarter after quarter. We are evaluating alternative funding plans to reduce cost of existing debt. Meanwhile we are seeing an increase in gross margins on our Enterprise businesses more due to higher asset utilization, increased sales of cloud and managed services and higher revenue productivity.”

Financial Highlights
Unaudited Consolidated income statement as per IFRS
(In $ million, all translated at $1 = Rs 44.65

	Year ended		Quarter ended
	March		March
Description	2011	2010	2011	2010

Enterprise	127.03	119.49	31.31	29.52
Consumer	11.79	18.92	2.74	3.54
Others	15.42	11.87	4.18	2.72

Revenue	154.24	150.28	38.23	35.78

Cost of Revenues	(94.28)	(91.75)	(22.50)	(21.61)

Selling, General and Administrative Expenses	(53.86)	(55.60)	(13.42)	(13.33)

EBIDTA	6.10	2.93	2.31	0.84

Depreciation, Amortisation and impairment	(15.40)	(15.77)	(3.66)	(3.89)

Net Finance Expenses	(4.77)	(5.95)	(0.70)	(1.36)

Other Income	1.62	15.52 *	0.30	0.66

Share of Affiliates	1.98	2.04	0.52	0.59

Profit (Loss) Before tax	(10.47)	(1.23)	(1.23)	(3.16)

Income Tax (expense)/benefit	—	1.83	—	—

Profit(Loss) for the year	(10.47)	0.60	(1.23)	(3.16)

Attributable to:

Equity holders of the company	(10.47)	0.38	(1.23)	(3.16)
Non-controlling interests	—	0.22	—	—

*	includes exceptional one time income

Business Highlights:
Enterprise Business:
The SBU consists of five verticals; Connectivity Services, Hosting Services, Managed Voice Services, Enterprise Applications Services and Systems Integration.
•	Sify has retained its leadership position in Data centre and Cloud services in India with a growth of 22.83 % over the same quarter previous year.
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Sify has won the “Best Product Implementation” award for 2011 for Cloud Security Product Implementation. Sify has also added large number of customers for its DR setup at Bangalore for Cloud services, which was launched last quarter.

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The Managed Security Services won some key customers including two of the largest private banks in the country, two large IT corporations, the country’s premier yellow pages and a prominent insurance player.

•	The Security Consulting Services added a financial institution, a depositary and a government body to their growing list of clients.
•	On the Connectivity front, Sify has successfully closed the quarter with significant wins in Large BFSI, Multinational retail companies, MNC Food Chain and Govt. Organisation.
•	Sify won further laurels by winning the McAfee Emerging partner of the year for 2010.
•	Being a leader in wireless last mile provider, Sify has been able to create NNI with more Telecom Services providers, which will help in offering our bandwidth services.
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There has been good traction for the International MPLS offering. New contracts have been closed, existing contracts has been upgraded and strong alliances forged with three top market players to create competitive and state-of-the-art networking solution.

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Sify’s system integration practice has gained momentum after Sify won numerous State Data Center projects including Tripura, Meghalaya, Sikkim, Jharkand and Kerala. Recent contracts that have been won include building the data centre for a leading oil major and a contract for Oracle implementation from the department of IT of a western state.

•	In the voice business, the business maintained its robust growth with a 43% increase over previous year, contributed by ILD and Hubbing businesses where Sify holds 7-9% market share.
•	The hubbing business has grown 30% in volume over last quarter with 6 new carriers signed up in this quarter alone. Philippines and Mexico were among the new destinations added.
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The Enterprise Application Services saw an 8% increase in gross margins over previous year on a slightly lower revenue base. Three new clients that were acquired after its launch in January 2011 include a Super-Specialty hospital, a white goods manufacturer and a leader in Stationery Products.

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A new improved version of tools for Skill Assessment and Accreditation Management was launched with a potential to open new segments like IT/BPO and Large Enterprises who would want to administer online assessments themselves.

•	The number of test centers has increased from 110 in the previous quarter to 490 in this quarter and will immediately enable us to attract large organizations and government bodies.
International Business:
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The Company today uses mobile-based learning approach and Augmented Reality Solutions to build learning solutions. These initiatives have helped us to engage more deeply with Novartis and Dell while also allowing us to expand into the Chinese school education market and helping us win contracts in the retail and technology segment.

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Among the awarded contracts, some of the notable “wins” were a pan-India consumer retail chain, a leading Specialized Technology training services provider in the North American market and a Global Development Agency engaged in Population and allied activities.

•	A successful implementation of the LiveWire LMS on a SaaS model was completed for a large domestic Financial Products Distribution Agency.

Consumer Services:
Consumer services comprises of public internet access through cybercafés and private access through broadband-to-home using wireless technology and a small part by Retail voice. Consumer also encompasses Sify Portals.
•	Sify now has 1860 cybercafés across 200 towns; both franchised and connectivity based.
•	Sify MyLife; India’s first consumer cloud platform was also launched this year to enable value added services to be tapped out of a Consumer Cloud.
•	Sify broadband service is available in over 200 towns and cities and caters to more than 80,000 customers through 1400 franchisees.
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A new innovative tool for viewing World Cup cricket scores increased page views substantially and improved the overall rankings of Sify.com. Sify Sports achieved its highest ever page views for the Cricket World cup section during the season (http://Sify.com/sports/).

•	Sify Radio, a new property in alliance with Radio City, went live this quarter offering music from multiple genres in Hindi and English languages http://www.sify.com/movies/radio/
Business reorganisation:
Over the last several years, Sify has transformed from a primarily consumer orientation to an Enteprise-focused ICT and Managed Services company. As such, we had vastly expanded capacity in both connectivity and IT infrastructure, both at an individual level and in partnership with other players. Sify also continues to enjoy strong brand recognition, built through it long history as one of India’s first ISPs, the first tier III data centre and leading portal player.

Recognizing the significant opportunities from the continued growth of the Enterprise business in India, as well as the new opportunities that will emerge for the government’s Rural Broadband Infrastructure initiatives, Sify has reorganised the entire business line from the next financial year into the following SBUs:
Sify Enterprise Services — Connectivity and Voice Services have now become Network Services, while Data Center Hosting and Managed Services, along with System Integration, will become IT Services. They will service both domestic and International clients from large corporate and mid-market customers.
Sify Commercial and Consumer Services — The scope of the Consumer business has now been expanded to include SOHOs and SMBs apart from the cybercafés, Portals and broadband-to-home services, offering Network, IT Services and applications through the Cloud.
Sify Software — The EAS vertical in the earlier Enterprise SBU along with e-learning vertical from the International Business have been merged to create the Sify Software Services. This business unit will offer applications through the Cloud, primarily targeted at enterprise and international customers.
About Sify Technologies
Sify is among the largest Managed Enterprise and Consumer Internet Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 625 cities and towns in India.
A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services, enterprise applications and hosting. Sify is a recognized ISO 9001:2008 certified service provider for network operations, data center operations and customer support, and for provisioning of VPNs, Internet bandwidth, VoIP solutions and integrated security solutions, and ISO / IEC 20000 - 1:2005 certified for Internet Data Center operations. Sify has also established a formidable reputation in the emerging Cloud Computing market and is today regarded as a thought leader in the domain. Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and offers VoIP back haul to long distance subscriber telephony services. The company is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services. A host of blue chip customers use Sify’s corporate service offerings.

Sify also caters to global markets in the specialized domains of eLearning Services and Remote Infrastructure Management Services. The eLearning Services designs, develops and delivers state-of-the-art digital learning solutions for non-profit, for-profit organizations and governmental organizations in the fields of Information technology, engineering, environment, healthcare, education and finance. The Remote Infrastructure Management Services provides dependable and economical solutions around managed services, hosting and monitoring.
Sify Software was established with the cumulative experience gained over the last decade in infrastructure, Data centre and connectivity business. It aims to be a solutions company that provides applications and services to improve business efficiencies of its current clients and prospect client bases.
Consumer services include broadband home access and the ePort cyber café chain across more than 200 cities and towns in India. Very recently, Sify also introduced a whole host of services for the retail consumer on the Consumer cloud platform, thereby becoming among the first to do so in India. Sify.com, the popular consumer portal, has channels on news, entertainment, finance, sports, games and shopping. Samachar.com is the popular portal aimed at non-resident Indians around the globe. The site’s content is available in 8 Indian languages, which include Hindi, Malayalam, Telugu, Kannada and Tamil, Punjabi and Gujarati in addition to English.
For more information about Sify, visit www.sifycorp.com.
Forward Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2010, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov and Sify’s other reports filed with the SEC.

For further information, please contact

Sify Technologies Limited	Grayling Investor Relations

Mr. Pijush Das Investor Relations +91-44-2254-0777 (ext. 2703) pijush.das@sifycorp.com	Ms. Trúc Nguyen (ext. 418) Mr. Christopher Chu (ext. 426) +1-646-284-9400 truc.nguyen@grayling.com christopher.chu@grayling.com
Mr. Praveen Krishna Corporate Communications +91 44 22540777 (extn. 2055) praveen.krishna@sifycorp.com